Prospectus Supplement No. 12
Filed pursuant to Rules 424(b)(3)
Registration Statement No. 333-126449

Prospectus Supplement No. 12 dated July 6, 2006

(to the Prospectus dated August 10, 2005)

25,718,731 Shares of Common Stock

This prospectus supplement should be read in conjunction with the prospectus dated August 10, 2005, as supplemented and amended by Supplement No. 1 dated August 16, 2005, Supplement No. 2 dated September 27, 2005, Supplement No. 3 dated October 5, 2005, Supplement No. 4 dated October 13, 2005, Supplement No. 5 dated November 15, 2005, Supplement No. 6 dated January 3, 2006, Supplement No. 7 dated March 24, 2006, Supplement No. 8 dated March 31, 2006, Supplement No. 9 dated April 10, 2006, Supplement No. 10 dated May 1, 2006 and Supplement No. 11 dated May 15, 2006 (collectively, the “Prospectus”), relating to the offer and sale from time to time by the selling shareholders identified in the Prospectus of up to 25,718,731 shares of the common stock of DrugMax, Inc. We will not receive any of the proceeds from the sale of the common stock being sold by the selling shareholders.

On July 6, 2006, we filed with the U.S. Securities and Exchange Commission the attached Current Report on Form 8-K.

The information contained herein, including the information attached hereto, supplements and supersedes, in part, the information contained in the Prospectus. This Prospectus Supplement No. 12 should be read in conjunction with, and delivered with, the Prospectus and is qualified by reference to the Prospectus except to the extent that the information in this Supplement No. 12 supersedes the information contained in the Prospectus.

Investing in our common stock involves a high degree of risk.
See “Risk Factors” beginning on page 2 of the Prospectus dated August 10, 2005.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this Prospectus Supplement No. 12 is truthful or complete.  Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement No. 12 is July 6, 2006.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K /A
(Amendement No.1)

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): June 29, 2006

DrugMax, Inc.
(Exact name of registrant as specified in its charter)

STATE OF NEVADA	1-15445	34-1755390
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

312 Farmington Avenue
Farmington, CT 06032-1968
(Address of principal executive offices)

Registrant’s telephone number, including area code: (860) 676-1222

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c)) under the Exchange Act (17 CFR 240.13e-4(c))

EXPLANATORY NOTE:

This Amendment No. 1 is being filed to amend the Current Report on Form 8-K filed yesterday, July 5, 2006, by DrugMax, Inc. to, among other things, add two additional Item numbers (Items 2.03 and 3.02) to the Current Report.

Item 1.01. Entry into a Material Definitive Agreement.

On June 29, 2006, DrugMax, Inc. (“DrugMax”) entered into a Note and Warrant Purchase Agreement and certain other agreements described below, each effective as of June 23, 2006, with Deerfield Special Situations Fund, L.P. (“Deerfield L.P.”) and Deerfield Special Situations Fund International, Limited (“Deerfield International”), pursuant to which Deerfield L.P. and Deerfield International (collectively, “Deerfield”) purchased two secured promissory notes in the aggregate principal amount of $10 million (the “Notes”) and eight warrants to purchase an aggregate of 16,500,000 shares of DrugMax common stock (the “Warrants”), for an aggregate purchase price of $10 million.

The $10 million purchase price for the Notes and Warrants was used entirely for an early repayment, settlement and termination of approximately $23 million in outstanding subordinated debt with DrugMax’s former supplier AmerisourceBergen Drug Corporation (“ABDC”). The subordinated debt with ABDC consisted of a subordinated convertible debenture in the original principal amount of $11.5 million and a subordinated promissory note in the original principal amount of $11.5 million. Both original debt instruments were 5-year agreements maturing in September 2010. In connection with the Deerfield Loan, DrugMax and ABDC entered into a Payoff and Mutual Release Agreement pursuant to which the parties agreed to settle and retire both existing debt instruments for a lump sum repayment of $10 million. Wells Fargo Retail Finance, LLC (“WFRF”), the Company’s senior lender, consented to DrugMax’s early repayment of the ABDC debt and waived any default under DrugMax’s credit facility with WFRF as a result of such repayment by entering into a Consent, Waiver and Second Amendment to such credit facility with DrugMax and its subsidiaries.

Principal on the Notes is due and payable in successive quarterly installments each in the amount of $166,000 and $334,000 respectively, beginning on September 1, 2006 and on each December 1, March 1, June 1 and September 1 thereafter and continuing until June 23, 2011, on which date all outstanding principal and accrued and unpaid interest is due. The Notes bear interest at a rate equal to 2.5% for the first year, 5.0% for the second year, 10.0% for the third year, 15.0% for the fourth year and 17.5% for the fifth year. The Notes may be prepaid by DrugMax at anytime without penalty. The Notes contain usual and customary events of default for notes of these dollar amounts and provide that, upon the occurrence of an event default, the entire outstanding principal balance and all interest accrued under each note shall immediately become due and payable without demand or notice to DrugMax.

The Notes are secured by subordinated security interests in substantially all of the assets of DrugMax and its subsidiaries Familymeds, Inc. (“Familymeds”) and Valley Drug Company South (“Valley South”). These subordinated security interests are evidenced by three security agreements: (i) a Security Agreement between DrugMax and Deerfield L.P., as agent for Deerfield (the “Agent”), (ii) a Security Agreement between Familymeds and the Agent, and (iii) a Security Agreement between Valley South and the Agent (collectively, the “Security Agreements”). The Security Agreements are expressly subordinated to the prior lien rights of WFRF pursuant to DrugMax’s existing credit facility with WFRF. Each of Familymeds and Valley South have entered into guaranty agreements pursuant to which they have guaranteed all of the obligations of DrugMax under the Notes.

Warrants for 3,000,000 shares were issued at an exercise price of $0.61, the 30-day average fair market exercise price calculated at closing; Warrants for 5,500,000 shares were issued at an exercise price of $0.75 per share; Warrants for 5,500,000 shares were issued at an exercise price of $0.78 per share; and Warrants for 2,500,000 shares were issued at an exercise price of $0.92 per share. Proceeds from each Warrant exercise by Deerfield will be used to equally repay the Notes and for the working capital needs of DrugMax. All of the Warrants are exercisable for a period of five years from the closing date. DrugMax has entered into an Investor Rights Agreement with Deerfield, pursuant to which it has agreed to file a registration statement with respect to the resale of the shares of common stock issuable upon exercise of the Warrants within 60 days of the closing date, and to use its reasonable best efforts to cause such registration statement to be declared effective by the SEC as promptly as possible after the filing of such registration statement.

DrugMax claims an exemption from the registration requirements of the Securities Act for the private placement of the Warrants and the shares of common stock to be issued in connection with the exercise of the Warrants pursuant to Section 4(2) of the Securities Act and/or Regulation D promulgated thereunder because, among other things, the transaction did not involve a public offering, the investors were accredited investors and/or qualified institutional buyers, the investors had access to information about DrugMax and their investment and the investors took the securities for investment and not resale.

On June 29, 2006, DrugMax issued a press release announcing the Deerfield Notes and ABDC repayment, a copy of which is attached hereto as Exhibit 99.1.

Item 1.02. Termination of a Material Definitive Agreement.

See Item 1.01.

Item 2.03 Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant.

See Item 1.01.

Item 3.02 Unregistered Sales of Equity Securities.

See Item 1.01.

Item 9.01 Financial Statements and Exhibits.

99.1 Press Release dated June 29, 2006.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this Report to be signed on its behalf by the undersigned thereunto duly authorized.

DRUGMAX, INC.

By:	/s/ Edgardo A. Mercadante
Edgardo A. Mercadante, Chairman, Chief Executive Officer and President

Dated: July 6, 2006